SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 4

TAUBMAN CENTERS, INC.
(Name of the Issuer)

Taubman Centers, Inc.
The Taubman Realty Group Limited Partnership
Mr. Robert S. Taubman
Mr. William S. Taubman
Taubman Ventures Group LLC
Simon Property Group, Inc.
Simon Property Group, L.P.
Silver Merger Sub 1, LLC
Silver Merger Sub 2, LLC
(Names of Persons Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)
876664103
(CUSIP Number of Class of Securities)

Taubman Centers, Inc. 200 East Long Lake Road Suite 300 Bloomfield Hills, Michigan 48304 Phone: (248) 258-6000 Attn: Chris B. Heaphy	Simon Property Group, Inc. 225 Washington Street Indianapolis, Indiana 46204 Phone: (317) 636-1600 Attn: Steven E. Fivel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700
Attn: Eric Schiele, P.C. Michael P. Brueck, P.C. Marshall P. Shaffer	Attn: Adam O. Emmerich Robin Panovka Viktor Sapezhnikov	Attn: Mark D. Gerstein Julian T. Kleindorfer Jason Morelli

Honigman LLP 39400 Woodward Avenue Suite 101 Bloomfield Hills, Michigan 48304 (248) 566-8300		Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000 Attn: Robert B. Schumer Michael Vogel
Attn: Joseph Aviv Michael S. Ben

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	$3,818,511,430.52	Amount of filing fee**	$416,599.60

*
Calculated solely for purposes of determining the filing fee.  Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of (i) 88,800,735.8 shares of common stock (including 188,048 shares of Taubman common stock subject to issuance upon the settlement of outstanding equity awards pursuant to Company equity plans and 26,887,337.8 shares of common stock issuable upon conversion of 26,887,337.8 outstanding units of partnership interest in The Taubman Realty Group Limited Partnership), and (ii) the common stock merger consideration of $43.00 and (b) the product of (A) 25,979,064 shares of Series B preferred stock and (B) the Series B preferred stock merger consideration of $43.00 divided by 14,000.

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.
☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$607,998.51	Filing Party:	Taubman Centers, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	April 28, 2020

Introduction

This Amendment No. 4 to the Transaction Statement on Schedule 13E-3 (this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) Taubman Centers, Inc., a Michigan corporation (“TCO” or the “Company”); (ii) The Taubman Realty Group Limited Partnership, a Delaware limited partnership (the “Taubman operating partnership”); (iii) Mr. Robert S. Taubman, an individual and Chairman, President and Chief Executive Officer of the Company (“R. Taubman”); (iv) Mr. William S. Taubman, an individual and Chief Operating Officer of the Company (“W. Taubman”); (v) Taubman Ventures Group LLC, a Michigan limited liability company; (vi) Simon Property Group, Inc., a Delaware corporation (“Simon”); (vii) Simon Property Group, L.P., a Delaware limited partnership (the “Simon operating partnership”); (viii) Silver Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1”); and (ix) Silver Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2”) (each of (i) through (ix) a “Filing Person,” and collectively, “Filing Persons”).  The Filing Persons have incorporated herein by reference certain information because they are required to provide such information by Rule 13E-3.

This Amended Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of November 14, 2020 (as it may be amended from time to time, the “merger agreement”), by and among Simon, the Simon operating partnership, Merger Sub 1, Merger Sub 2, the Company and the Taubman operating partnership.  The merger agreement amends and restates the Agreement and Plan of Merger, dated as of February 9, 2020 (the “original merger agreement”), by and among Simon, the Simon operating partnership, Merger Sub 1, Merger Sub 2, the Company and the Taubman operating partnership.  Pursuant to the merger agreement, subject to the satisfaction or waiver of certain conditions, Merger Sub 2 will be merged with and into the Taubman operating partnership (the “Partnership Merger”) and the Company will be merged with and into Merger Sub 1 (the “REIT Merger” and, together with the Partnership Merger, the “Mergers”).  Upon completion of the Partnership Merger, the Taubman operating partnership will survive (the “Surviving Taubman Operating Partnership”) and the separate existence of Merger Sub 2 will cease.  Upon completion of the REIT Merger, Merger Sub 1 will survive (“Surviving TCO”) and the separate existence of the Company will cease.  Immediately following the Partnership Merger, the Surviving Taubman Operating Partnership will be converted (the “LLC Conversion”) into a Delaware limited liability company (the “Joint Venture”).

If the REIT Merger is completed, holders of the Company’s common stock, par value $0.01 per share (“Taubman common stock”) will be entitled to receive $43.00 in cash for each share of Taubman common stock held (the “common stock merger consideration”) and holders of the Company’s Series B Non-Participating Convertible Preferred Stock, par value $0.001 per share (“Taubman Series B preferred stock”), will be entitled to receive an amount in cash equal to the common stock merger consideration, divided by 14,000 (the “Series B preferred stock merger consideration”).  If the Partnership Merger is completed, holders of units of partnership interest in the Taubman operating partnership (each, a “Taubman OP unit”) other than R. Taubman, W. Taubman and certain entities and trusts controlled by R. Taubman, W. Taubman and their immediate family (the “Taubman family members”) will be entitled to receive, at their election, the common stock merger consideration or 0.5703 limited partnership units in the Simon operating partnership (each, a “Simon OP unit”), certain Taubman OP units held by the Taubman family members will remain outstanding as units of partnership interest in the Surviving Taubman operating partnership and all other Taubman OP units held by the Taubman family members will be converted into the right to receive the common stock merger consideration.  Following the Mergers and the LLC Conversion, the Simon operating partnership will own 100% of Surviving TCO, Surviving TCO will own 80% of limited liability company interests of the Joint Venture and the Taubman family members will own the remaining 20% of the limited liability company interests of the Joint Venture.

Concurrently with the filing of this Amended Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which TCO’s board of directors is soliciting proxies from holders of Taubman common stock and Taubman Series B preferred stock in connection with the Mergers and the other transactions contemplated by the merger agreement (the “Transactions”).  The Proxy Statement is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.  A copy of the merger agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.  Terms used but not defined in this Amended Transaction Statement, have the meanings assigned to them in the Proxy Statement.

The special committee of the board of directors of TCO (the “Special Committee”), consisting solely of independent and disinterested directors of TCO, evaluated the Transactions, including the Mergers, and other alternatives available to the Company.  The Special Committee unanimously determined that the merger agreement and the Transactions, including the Mergers, are advisable and fair to, and in the best interests of, the Company and its common shareholders and unanimously recommended that the board of directors of the Company, among other things, adopt and approve the merger agreement and the Transactions.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated in its entirety by reference herein, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Transactions constitute a “going private transaction” for purposes of Rule 13E-3 under the Exchange Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that TCO is “controlled” by any of the Filing Persons or by their respective affiliates.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.          Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2.          Subject Company Information

Regulation M-A Item 1002

(a) Name and address.  TCO’s name, and the address and telephone number of its principal executive offices, are:

Taubman Centers, Inc.

200 East Long Lake Road

Suite 300

Bloomfield Hills, Michigan 48304-2324

Phone: (248) 258-6000

(b) Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Questions and Answers—What is a quorum?”

“The Special Meeting—Record Date and Quorum”

“Agreements Involving Taubman Common Stock—The Voting Agreement”

“Important Information Regarding Taubman Centers, Inc.—Security Ownership of Management and Certain Beneficial Owners”

(c) Trading market and price.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Taubman Centers, Inc.—Market Price of the Company Common Stock and Dividend Information”

(d) Dividends.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Taubman Centers, Inc.—Market Price of the Company Common Stock and Dividend Information”

“The Merger Agreement—Conduct of Business Pending the Transactions—Conduct of Business of Taubman”

(e) Prior public offerings.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Taubman Centers, Inc.—Prior Public Offerings”

(f) Prior stock purchases.  None.

Item 3.          Identity and Background of Filing Person

Regulation M-A Item 1003

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Mergers”

“The Parties to the Mergers”

“Important Information Regarding Taubman Centers, Inc.—Company Background”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—The Simon Parties”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—The Taubman Filing Persons”

(c) Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Taubman Centers, Inc.—Company Background”

“Important Information Regarding Taubman Centers, Inc.—Directors and Executive Officers”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—The Simon Parties”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—The Taubman Filing Persons”

Item 4.          Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offers.  Not Applicable

(2) Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Simon Parties as to the Fairness of the REIT Merger”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the REIT Merger”

“Special Factors—Anticipated Accounting Treatment of the REIT Merger”

“Special Factors—Certain Effects of the Transactions”

“The Special Meeting—Required Vote”

“The Merger Agreement Proposal”

“The Merger Agreement”

(c) Different terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Transactions”

“The Merger Agreement—REIT Merger—Treatment of Outstanding Equity Awards”

“The JV Agreement”

“Agreements Involving Taubman Common Stock”

(d) Appraisal rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers—If I do not favor the approval and adoption of the merger agreement, what are my appraisal rights under Michigan law?”

“No Appraisal or Dissenter Rights”

(e) Provisions for unaffiliated security holders.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for listing or trading.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Delisting and Deregistration of Taubman Common Stock and of Taubman Series J and Series K Preferred Stock”

Item 5.          Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“The Merger Agreement”

“The Merger Agreement—Merger Litigation and Settlement Agreement”

“Agreements Involving Taubman Common Stock”

“The JV Agreement”

“Important Information Regarding Taubman Centers, Inc.—Certain Transactions in the Shares”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—Significant Past Transactions and Contracts”

(b) – (c) Significant corporate events; Negotiations or contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Simon Parties as to the Fairness of the REIT Merger”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“The Merger Agreement”

“The JV Agreement”

“Agreements Involving Taubman Common Stock”

“Important Information Regarding Taubman Centers, Inc.—Security Ownership of Management and Certain Beneficial Owners”

 “Other Information Regarding the Simon Parties and the Taubman Filing Persons—Significant Past Transactions and Contracts”

Annex A—Merger Agreement

Annex C—Voting Agreement

(e) Agreements involving the subject company’s securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“The JV Agreement”

“Agreements Involving Taubman Common Stock”

“Important Information Regarding Taubman Centers, Inc.—Certain Transactions in the Shares”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—Significant Past Transactions and Contracts”

Annex A—Merger Agreement

Annex C—Voting Agreement

Item 6.          Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Plans for the Company After the Mergers”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“The Merger Agreement Proposal”

“The Merger Agreement—REIT Merger—Treatment of Taubman Common Stock and Taubman Series B Preferred Stock”

“The Merger Agreement—REIT Merger—Treatment of Taubman Series J Preferred Stock and Taubman Series K Preferred Stock”

“The Merger Agreement—REIT Merger—Treatment of Outstanding Equity Awards”

“The Merger Agreement—Conduct of Business Pending the Transaction”

“The JV Agreement”

“The JV Agreement—Series B Funding Request”

“Important Information Regarding Taubman Centers, Inc.—Market Price of the Company Common Stock and Dividend Information”

“Delisting and Deregistration of Taubman Common Stock and of Taubman Series J and Series K Preferred Stock”

Annex A—Merger Agreement

(c)(1) – (8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendations of the Special Committee and the Taubman Board”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Simon Parties as to the Fairness of the REIT Merger”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Plans for the Company After the Mergers”

“Special Factors—Certain Effects of the Transactions”

“The Merger Agreement”

“The Voting Agreement”

“The JV Agreement”

“Agreements Involving Taubman Common Stock”

“Important Information Regarding Taubman Centers, Inc.—Market Price of the Company Common Stock and Dividend Information”

“Delisting and Deregistration of Taubman Common Stock and of Taubman Series J and Series K Preferred Stock”

Annex A—Merger Agreement

Annex C—Voting Agreement

Item 7.          Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendations of the Special Committee and the Taubman Board”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Plans for the Company After the Mergers”

“Special Factors—Certain Effects of the Transactions”

“Delisting and Deregistration of Taubman Common Stock and of Taubman Series J and Series K Preferred Stock”

(b) Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendations of the Special Committee and the Taubman Board”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

(c) Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendations of the Special Committee and the Taubman Board”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Simon Parties as to the Fairness of the REIT Merger”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Plans for the Company After the Mergers”

“Special Factors—Certain Effects of the Transactions”

(d) Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Simon Parties as to the Fairness of the REIT Merger”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Plans for the Company After the Mergers”

“Special Factors—Certain Effects of the Transactions”

“The Merger Agreement—Transaction Structure”

“The Merger Agreement—Partnership Merger”

“The Merger Agreement—REIT Merger”

“The Merger Agreement—REIT Merger—Treatment of Taubman Common Stock and Taubman Series B Preferred Stock”

“The Merger Agreement—REIT Merger—Treatment of Taubman Series J Preferred Stock and Taubman Series K Preferred Stock”

“The Merger Agreement—REIT Merger—Treatment of Outstanding Equity Awards”

“The JV Agreement”

“Important Information Regarding Taubman Centers, Inc.—Market Price of the Company Common Stock and Dividend Information”

“Delisting and Deregistration of Taubman Common Stock and of Taubman Series J and Series K Preferred Stock”

Annex A—Merger Agreement

Item 8.          Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—The Simon Parties’ Purposes and Reasons for the Transactions”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Simon Parties as to the Fairness of the REIT Merger”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Benefits of the Transactions for Taubman’s Unaffiliated Shareholders”

“Special Factors—Detriments of the Transactions for Taubman’s Unaffiliated Shareholders”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

Annex B—Opinion of Lazard

The presentation materials dated November 21, 2019, December 5, 2019, January 10, 2020, January 12, 2020, January 22, 2020, January 26, 2020, February 6, 2020, February 9, 2020, November 11, 2020 and November 13, 2020 prepared by Lazard Freres & Co. and reviewed by the Special Committee, are attached hereto as Exhibits (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9), (c)(10), (c)(11) and (c)(12) and are incorporated by reference herein.

(c) Approval of security holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Purpose of the Special Meeting”

“The Special Meeting—Required Vote”

“The Merger Agreement Proposal—Required Vote”

“The Merger Agreement—Conditions to the Completion of the Transactions”

Annex A—Merger Agreement

(d) Unaffiliated representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Provisions for Unaffiliated Shareholders”

“Special Factors—Benefits of the Transactions for Taubman’s Unaffiliated Shareholders”

“Special Factors—Detriments of the Transactions for Taubman’s Unaffiliated Shareholders

(e) Approval of directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“The Merger Agreement Proposal”

(f) Other offers.  Not applicable.

Item 9.          Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Where You Can Find Additional Information”

Annex B—Opinion of Lazard

The opinion delivered by Lazard Freres & Co. to the Special Committee on February 9, 2020 is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The presentation materials dated November 21, 2019, December 5, 2019, January 10, 2020, January 12, 2020, January 22, 2020, January 26, 2020, February 6, 2020, February 9, 2020, November 11, 2020 and November 13, 2020 prepared by Lazard Freres & Co. and reviewed by the Special Committee, are attached hereto as Exhibits (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9), (c)(10), (c)(11) and (c)(12) and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.          Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“The Merger Agreement—Financing Covenant; Taubman Cooperation”

(c) Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees”

“The Merger Agreement—Fees and Expenses”

(d) Borrowed funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing”
Item 11.          Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“Special Factors—The Taubman Family Members’ Obligation to Simon to Vote in Favor of the Merger Agreement Proposal”

“The Special Meeting—Voting by Company’s Directors and Executive Officers”

“Important Information Regarding Taubman Centers, Inc.—Security Ownership of Management and Certain Beneficial Owners”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—The Simon Parties”

“Other Information Regarding the Simon Parties and the Taubman Filing Persons—The Taubman Filing Persons”

(b) Securities transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Taubman Centers, Inc.—Certain Transactions in the Shares”

Item 12.          The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—Intent to Vote in Favor of the Mergers”

“Special Factors—The Taubman Family Members’ Obligation to Simon to Vote in Favor of the Merger Agreement Proposal”

“The Special Meeting—Voting by Company’s Directors and Executive Officers”

“The Voting Agreement”

“Agreements Involving Taubman Common Stock”

Annex C—Voting Agreement

(e) Recommendation of others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—Position of the Taubman Filing Persons as to the Fairness of the REIT Merger”

“Special Factors—The Taubman Filing Persons’ Purposes and Reasons for the Transactions”

“The Special Meeting—Recommendation of the Taubman Board”

“The Merger Agreement Proposal”

Item 13.          Financial Information

Regulation M-A Item 1010

(a) Financial statements.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Unaudited Prospective Financial Information”

“Important Information Regarding Taubman Centers, Inc.—Historical Selected Financial Information”

“Important Information Regarding Taubman Centers, Inc.—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 are incorporated herein by reference.

(b) Pro forma information.  Not applicable.

Item 14.          Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Transactions”

“Special Factors—Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.          Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Transactions—Equity Awards”

“Special Factors—Interests of Taubman’s Directors and Executive Officers in the Transactions”

“The Merger Agreement—REIT Merger—Treatment of Outstanding Equity Awards”

“The Advisory Compensation Proposal”

(c) Other material information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.          Exhibits

Regulation M-A Item 1016

(a)(1)	Definitive Proxy Statement of Taubman Centers, Inc. (the ”Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Taubman Centers, Inc. Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release, dated November 15, 2020 (filed as Exhibit 99.2 to Taubman Centers, Inc.’s Current Report on Form 8-K, filed November 16, 2020 and incorporated herein by reference).

(a)(6)	Press Release, dated February 10, 2020 (filed as Exhibit 99.1 to Taubman Centers, Inc.’s Current Report on Form 8-K, filed February 10, 2020 and incorporated herein by reference).

(a)(7)	Investor Presentation, dated February 10, 2020 (filed as Exhibit 99.2 to Taubman Centers, Inc.’s Current Report on Form 8-K, filed February 10, 2020 and incorporated herein by reference).

(a)(8)	Email to Employees, transmitted on February 10, 2020 (filed as Exhibit 99.3 to Taubman Centers, Inc.’s Current Report on Form 8-K, filed February 10, 2020 and incorporated herein by reference).

(a)(9)
Email to Business Partners, transmitted on February 10, 2020 (filed as Exhibit 99.4 to Taubman Centers, Inc.’s Current Report on Form 8-K, filed February 10, 2020 and incorporated herein by reference).

(c)(1)	Opinion of Lazard Freres & Co. LLC, dated November 14, 2020 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Opinion of Lazard Freres & Co. LLC, dated February 9, 2020.

(c)(3)	Presentation Materials of Lazard Freres & Co. LLC, dated November 21, 2019.

(c)(4)	Presentation Materials of Lazard Freres & Co. LLC, dated December 5, 2019.

(c)(5)	Presentation Materials of Lazard Freres & Co. LLC, dated January 10, 2020.

(c)(6)	Presentation Materials of Lazard Freres & Co. LLC, dated January 12, 2020.

(c)(7)	Presentation Materials of Lazard Freres & Co. LLC, dated January 22, 2020.

(c)(8)	Presentation Materials of Lazard Freres & Co. LLC, dated January 26, 2020.

(c)(9)	Presentation Materials of Lazard Freres & Co. LLC, dated February 6, 2020.

(c)(10)	Presentation Materials of Lazard Freres & Co. LLC, dated February 9, 2020.

(c)(11)	Presentation Materials of Lazard Freres & Co. LLC, dated November 11, 2020.

(c)(12)	Presentation Materials of Lazard Freres & Co. LLC, dated November 13, 2020.

(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of November 14, 2020, by and among Simon Property Group, Inc., Simon Property Group, L.P., Silver Merger Sub 1, LLC, Silver Merger Sub 2, LLC, Taubman Centers, Inc. and The Taubman Realty Group Limited Partnership (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)
Amended and Restated Voting Agreement, dated as of November 14, 2020, by and among Simon Property Group, Inc. and each of the persons listed on Exhibit A thereto (incorporated herein by reference to Annex C of the Proxy Statement).

(f)	None.

(g)	None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 4, 2020.

TAUBMAN CENTERS, INC., a Michigan corporation

By:	/s/ Robert S. Taubman
Robert S. Taubman, Chairman of the Board, Chief Executive Officer and President

THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP, a Delaware limited partnership

	By:	TAUBMAN CENTERS, INC., a Michigan corporation, its Managing General Partner

	By:	/s/ Robert S. Taubman
Robert S. Taubman, Chairman of the Board, Chief Executive Officer and President

ROBERT S. TAUBMAN

By:	/s/ Robert S. Taubman

WILLIAM S. TAUBMAN

By:	/s/ William S. Taubman

[Signature Page to Schedule 13E-3]

TAUBMAN VENTURES GROUP LLC, a Michigan limited liability company

By: All of the Voting Common Members:

ESTATE OF A. ALFRED TAUBMAN

By:	/s/ Gayle Taubman Kalisman
Gayle Taubman Kalisman, Personal Representative

/s/ Robert S. Taubman
Robert S. Taubman, Personal Representative

/s/ William S. Taubman
William S. Taubman, Personal Representative

RST SUB-TRAP, LLC, a Delaware limited liability company

By:	/s/ Robert S. Taubman
Robert S. Taubman, Managing Member

WST SUB-TRAP, LLC, a Delaware limited liability company

By:	/s/ William S. Taubman
William S. Taubman, Managing Member

GTK SUB-TRAP, LLC, a Delaware limited liability company

By:	/s/ Gayle Taubman Kalisman
Gayle Taubman Kalisman, Managing Member

[Signature Page to Schedule 13E-3]

SIMON PROPERTY GROUP, INC., a Delaware Corporation

By:	/s/ Steven E. Fivel
Name:	Steven E. Fivel
Title:	Secretary and General Counsel

SIMON PROPERTY GROUP, L.P., a Delaware limited partnership

	By:	SIMON PROPERTY GROUP, INC., a Delaware Corporation, its General Partner

	By:	/s/ Steven E. Fivel
	Name:	Steven E. Fivel
	Title:	Secretary and General Counsel

SILVER MERGER SUB 1, LLC, a Delaware limited liability company

By:	/s/ Steven E. Fivel
Name:	Steven E. Fivel
Title:	Secretary and General Counsel

SILVER MERGER SUB 2, LLC, a Delaware limited liability company

By:	/s/ Steven E. Fivel
Name:	Steven E. Fivel
Title:	Secretary and General Counsel

[Signature Page to Schedule 13E-3]